SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Enzymotec Ltd.
__________________________________________________________________________________
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
__________________________________________________________________________________
(Title of Class of Securities)

M4059L101
________________________________________________________________________________
(CUSIP Number)

February 12, 2015
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M4059L101	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS GALAM LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 1,304,376
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 1,304,376
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,376
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON (See Instructions) CO(*)

*	The Filer is an Israeli private corporation.

CUSIP No. M4059L101	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS GALAM MANAGEMENT AND MARKETING AGRICULTURAL COOPERATIVE SOCIETY LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 4,623,232 (*)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 4,623,232 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,623,232 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.56%
12.	TYPE OF REPORTING PERSON (See Instructions) CO(**)

*
Includes (i) 1,304,376 Ordinary Shares held by Galam Ltd., a wholly-owned subsidiary of Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”); (ii) 3,318,856 Ordinary Shares held directly by Galam M&M.

**
The Filer is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

CUSIP No. M4059L101	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS OCMANIT THE ECONOMIC UNION FOR MA’ANIT AGRICULTURAL COOPERATIVE SOCIETY LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 4,623,232 (*)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 4,623,232 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,623,232 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.56%
12.	TYPE OF REPORTING PERSON (See Instructions) CO(**)

*
Includes (i) 1,304,376 Ordinary Shares held by Galam Ltd., a wholly-owned subsidiary of Galam M&M; (ii) 3,318,856 Ordinary Shares held directly by Galam M&M. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”).

**
The Filer is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

CUSIP No. M4059L101	SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS KIBBUTZ MA’ANIT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 4,623,232 (*)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 4,623,232 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,623,232 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.56%
12.	TYPE OF REPORTING PERSON (See Instructions) OO(**)

*
Includes (i) 1,304,376 ordinary shares held by Galam Ltd., a wholly-owned subsidiary of Galam M&M; (ii) 3,318,856 ordinary shares held directly by Galam M&M. A majority of the shares of Galam M&M are held by Ochmanit. Ochmanit is wholly-owned by Kibbutz Ma’anit and its members with 51% of the voting rights held by Kibbutz Ma’anit.

**
Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa, Israel. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis.

CUSIP No. M4059L101	SCHEDULE 13G

Item 1(a).	Name of Issuer:

The name of the issuer is Enzymotec Ltd. ( “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Sagi 2000 Industrial Area, Migdal Ha’Emeq, 2310001, Israel.

Item 2(a).	Name of Person Filing:

The following entities and individuals, listed in (i)-(iv) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Galam Ltd.
(ii)	Galam Management and Marketing Agricultural Cooperative Society Ltd.
(iii)	Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd.
(iv)	Kibbutz Ma’anit

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

(i)	Galam Ltd. - Kibbutz Ma’anit 3785500 Israel
(ii)	Galam Management and Marketing Agricultural Cooperative Society Ltd. - Kibbutz Ma’anit 3785500 Israel
(iii)	Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. - Kibbutz Ma’anit 3785500 Israel
(iv)	Kibbutz Ma’anit - Kibbutz Ma’anit 3785500 Israel

Item 2(c).	Citizenship:

The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i)	Israel
(ii)	Israel
(iii)	Israel
(iv)	Israel

Item 2(d).	Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.1 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is M4059L101.

CUSIP No. M4059L101	SCHEDULE 13G

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
(b)	Percent of class*: See Row 9 of the cover page for each Reporting Person.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
(iii)	Sole power to dispose of or to direct the disposition of: See Row 7 of the cover page for each Reporting Person.
(iv)	Shared power to dispose of or to direct the disposition of: See Row 8 of the cover page for each Reporting Person.

*
All percentage ownership reflected in this Statement are based on 22,482,509 Ordinary Shares issued and outstanding as of January 9, 2015, (as appearing in the Issuer’s proxy statement for its January 2015 extraordinary general meeting of shareholders, annexed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on January 22, 2015).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See the notes of the cover page for each Reporting Person.

CUSIP No. M4059L101	SCHEDULE 13G

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

GALAM LTD.
GALAM MANAGEMENT AND MARKETING AGRICULTURAL COOPERATIVE SOCIETY LTD.
OCHMANIT THE ECONOMIC UNION FOR MA’ANIT AGRICULTURAL COOPERATIVE SOCIETY LTD.
KIBBUTZ MA’ANIT

BY: GALAM LTD.

(signed)
BY: ______________________________
Shmuel Eshed and Amit Magen, authorized signatories of GALAM LTD., for itself and on behalf of GALAM MANAGEMENT AND MARKETING AGRICULTURAL COOPERATIVE SOCIETY LTD., OCHMANIT THE ECONOMIC UNION FOR MA’ANIT AGRICULTURAL COOPERATIVE SOCIETY LTD., and KIBBUTZ MA’ANIT, pursuant to agreements annexed hereto as Exhibits 1 through 3.